

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2013

Via E-mail
Sara E. Epstein
Senior Counsel
BlueLinx Holdings Inc.
4300 Wildwood Parkway
Atlanta, GA 30339

> **Re:** **BlueLinx Holdings Inc.**
> **Registration Statement on Form S-1**
> **Filed January 10, 2013**
> **File No. 333-185949**

Dear Ms. Epstein:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Throughout the prospectus you disclose that Cerberus ABP Investor LLC has indicated that it intends to exercise all of its rights under the pro rata basic subscription right and to participate in the over-subscription privilege. This statement implies that Cerberus became aware of the proposed rights offering before you filed your registration statement, and further suggests that with respect to Cerberus, you may have already commenced the rights offering privately. Since a transaction that has commenced privately may not be converted into a registered offering and must be completed privately, please provide us with your legal analysis under the Securities Act of 1933 as to why you believe it is appropriate to register your issuance of any shares of common stock to be purchased by Cerberus in connection with the rights offering. For guidance, please refer to Question 134.02 of our Securities Act Sections Compliance and Disclosure Interpretations, which are available on our website.

2.   While in registration, please monitor your need to update the audited financial statements incorporated by reference to your registration statement. Please refer to Rules 3-01 and 3-12 of Regulation S-X. In this regard, it appears that you do not meet the requirements set forth in Rule 3-01(c)(3) of Regulation S-X given that for both fiscal years 2011 and 2010 you have reported net losses from operations.

3.   We note that you have omitted certain information throughout the prospectus, such as the number of subscription rights, the record date, and the expiration date of the rights offering. Please tell us when you intend to provide this information. If you do not intend to include this information in a pre-effective amendment to the registration statement, please advise us as to the basis for omitting this information from the prospectus at the time the registration statement is declared effective.

Item 16. Exhibits and Financial Statement Schedules, page II-4

Exhibit 5.1 Form of Opinion of Troutman Sanders LLP

4.   Since counsel is opining that the rights are valid and binding obligations of the company under the law of the jurisdiction governing these rights, please have counsel revise its opinion to include all relevant Delaware state laws in addition to the Delaware General Corporation Law. For guidance please refer to Section II.B.1.f of Staff Legal Bulletin No.19 (CF) dated October 14, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Asia Timmons-Pierce, Staff Attorney, at 202-551-3754 or, in her absence, Era Anagnosti, Staff Attorney, at 202-551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

for Pamela Long
Assistant Director

cc: David W. Ghegan, Esq. (via e-mail)
    Patrick W. Macken, Esq. (via e-mail)